SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

August 6, 2010

Commission File Number: 333-130901

MACRO BANK INC.
(Exact name of registrant as specified in its Charter)

Sarmiento 447
Buenos Aires C1 1041
Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

Buenos Aires, August 6, 2010

Comisión Nacional de Valores (Argentine Securities Exchange Commission)
25 de Mayo 175
Ciudad A. de Buenos Aires

Ref: BANCO MACRO S.A. on Event-Sect. 3°, Chapter XXI of Book 6 of the Rules issued by the Argentine Securities Exchange Commission.

In compliance with Section 3, Chapter XXI of Book 6 of the General Resolution No. 368 (Rev. 2001) issued by the Argentine Securities Exchange Commission, we hereby inform that Banco Macro S.A. has communicated to the Banco Central de la República Argentina (Central Bank of the Republic of Argentina) its decision to unilaterally terminate the share purchase agreement executed with Messrs. Alejandro Manuel Estrada, Alejandro Carlos Estrada, Raúl Fernández and Privado L.P. on March 30, 2010 in connection with the acquisition by Banco Macro S.A. of the shares representing 100% of the capital stock and votes of Banco Privado de Inversiones S.A. exercising its right under the share purchase agreement and due to the fact that the conditions precedent have not been met within the terms set forth in the share purchase agreement.

Sincerely,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date:  August 6, 2010

MACRO BANK INC.

By:	/s/ Delfin Jorge Ezequiel Carballo
Name: Delfín Jorge Ezequiel Carballo
Title: Vice Chairman